UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

CREATION OF A NEW INTERNATIONAL MAJOR

Proposed Merger with

GOLD FIELDS LIMITED

“THE HARMONY WAY IS GOOD IN

SOUTH AFRICA…”

(Ian Cockerill, Gold Fields CEO,

3 November 2004)

1.275 New Harmony Shares

for every Gold Fields Limited Share

A NEW SOUTH AFRICAN CHAMPION

CORPORATE INFORMATION

Joint financial adviser and investment bank

HSBC Bank plc

8 Canada Square

London

E14 5HQ

United Kingdom

Co-financial adviser

Merrill Lynch South Africa (Proprietary) Limited

138 West Street

Sandton, 2196

South Africa

South African attorneys

Cliffe Dekker Inc.

1 Protea Place

Sandown

Sandton, 2196

(Private Bag X7, Benmore, 2010)

South Africa

Ultra Registrars (Proprietary) Limited

11 Diagonal Street,

Johannesburg, 2001

(P O Box 4844, Johannesburg, 2000)

South Africa

UK transfer secretaries

Capita IRG plc

(trading as Capita Registrars)

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU, England

United Kingdom

Joint financial adviser and investment bank

Investec Bank Limited

2nd Floor

100 Grayston Drive

Sandown

Sandton, 2196

(PO Box 785700, Sandton, 2146)

South Africa

Co-financial adviser

Morgan Stanley South Africa (Proprietary) Limited

1st Floor

South West Wing

160 Jan Smuts Avenue

Rosebank, 2196

South Africa

International attorneys

Hogan & Hartson LLP

555 13th Street, NW

Washington, DC 20004

USA

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

USA

Independent reporting accountants and auditors

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown, 2193

(Private Bag X9, Parkview, 2122)

South Africa

Independent technical advisor

Steffen, Robertson and Kirsten (South Africa)

(Proprietary) Limited

SRK House

265 Oxford Road

Illovo, 2196

(PO Box 55291, Northlands, 2116)

South Africa

Harmony has appointed MacKenzie Partners, Inc. as shareholder communication consultants who have established Shareholder Information Hotlines.

Gold Fields shareholders are encouraged to make use of the toll free Shareholder Information Hotlines for assistance with regards to the offers in completing the form of acceptance, surrender and transfer and with any other queries.

If you have any questions regarding the contents of this

document, completing the form of acceptance, surrender and

transfers or any other queries regarding the proposed merger please call the appropriate Shareholder Information Hotline.

IN SOUTH AFRICA

Call Toll Free: 09800 3231 3233

IN THE UNITED KINGDOM, GERMANY AND FRANCE

Call Toll Free: 00800 3231 3233

IN NORTH AMERICA

Call Toll Free: 1 800 322 2885

IF YOU ARE OUTSIDE THE TOLL FREE AREAS:

Direct Line in U.K.: +44 20 7814 5018 Direct Line in U.S.A.: +1 212 929 5500

HOTLINE HOURS ARE

9.00 a.m. till 5.00 p.m. in South Africa, U.K., Germany and France

HOTLINE HOURS ARE

8.00 a.m. till 9.00 p.m. EST in North America

PLEASE NOTE THAT YOUR CALL MAY BE RECORDED

IMPORTANT INFORMATION

Defined terms

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this document.

Notice to Investors

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Disclaimer

Information included in this document relating to Gold Fields and its business has been derived solely from publicly available sources.

While Harmony has included information in this document regarding Gold Fields that is known to Harmony based on publicly available information, Harmony has not had access to non-public information regarding Gold Fields and could not use such information for the purpose of preparing this document. Although Harmony is not aware of anything that would indicate that statements relating to Gold Fields contained in this document are inaccurate or incomplete, Harmony is not in a position to verify information concerning Gold Fields. Harmony and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Harmony and its directors and officers disclaim all liability for information concerning Gold Fields included in this document.

Forward-looking Statements

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements.You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

No Profit Forecasts

Nothing in this document should be construed as a profit forecast to be interpreted to mean that the future earnings per share of Harmony or the enlarged group will necessarily be greater than the historic published earnings per share of Harmony or the enlarged group.

General

This document is published by and is the sole responsibility of Harmony.

HSBC Bank plc is acting for Harmony and no one else in connection with the offers and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of HSBC Bank plc, nor for providing advice in relation to the offers.

Investec Bank Limited is acting for Harmony and no one else in connection with the offers and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Investec Bank Limited, nor for providing advice in relation to the offers.

Merrill Lynch South Africa (Pty) Limited is acting for Harmony and no one else in connection with the offers and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Merrill Lynch South Africa (Pty) Limited, nor for providing advice in relation to the offers.

Morgan Stanley South Africa (Pty) Limited is acting for Harmony and no one else in connection with the offers and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Morgan Stanley South Africa (Pty) Limited, nor for providing advice in relation to the offers.

The information contained in this document speaks only as of the date indicated on the cover of this document unless the information specifically indicates that another date applies.

HOW TO ACCEPT THE OFFERS

ACTION REQUIRED

If you are in any doubt as to the action you should take, please consult your stockbroker, banker, accountant, attorney or other professional adviser immediately.

If you have disposed of all of your Gold Fields shares, this document should be handed to the purchaser of such shares or to the stockbroker, banker or other agent through whom such disposal was effected.

1.	If you are a certificated shareholder and you wish to accept either or both of the offers, you must complete and return the form of acceptance, surrender and transfer attached to the circular sent to Gold Fields shareholders dated 20 October 2004, in accordance with the instructions therein, and lodge it with, or post it to, Harmony’s transfer secretaries, Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, Johannesburg 2001 (PO Box 4844, Johannesburg, 2000), South Africa, or Capita IRG plc (trading as Capita Registrars), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England, United Kingdom, so as to be received by them:

In respect of the early settlement offer:

•	by no later than 12h00 (South African time) on Friday, 26 November 2004, being the early settlement closing date, in order to participate in the early settlement offer; and

In respect of the subsequent offer:

•	by no later than 12h00 (South African time) on or about Friday, 4 February 2005, being the expected subsequent offer closing date, in order to participate in the subsequent offer.

2.	If you are a dematerialised shareholder then your CSDP or broker is obliged to contact you to ascertain whether or not you wish to accept the offers, and thereafter act in accordance with your instructions. This should be done in terms of the agreement entered into between you, as a dematerialised shareholder, and the CSDP or broker. If you have not been contacted by your CSDP or broker it is advisable for you to contact your CSDP or broker and furnish them with your instructions, so as to be received by them in order for them to transmit your instructions.

In respect of the early settlement offer:

•	by no later than 12h00 (South African time) on Friday, 26 November 2004, being the early settlement closing date, in order to participate in the early settlement offer; and

In respect of the subsequent offer:

•	by no later than 12h00 (South African time) on or about Friday, 4 February 2005, being the subsequent offer closing date, in order to participate in the subsequent offer.

3.	If you hold Gold Fields American Depository Shares please refer to the related exchange offer materials sent to you with the registration statement on Form F-4.

4.	If you do not wish to accept either of the offers, you need not take any further action.

A MESSAGE FROM THE CHIEF EXECUTIVE OF HARMONY

9 November 2004

Dear Gold Fields shareholder,

On 18 October 2004, Harmony announced the terms of a proposed merger between Harmony and Gold Fields, offering you 1.275 new Harmony shares for each of your Gold Fields shares, representing a premium of approximately 29% and an implied price to net present value ratio for Gold Fields of 2.4x (a substantial premium to Gold Fields’ South African peer group).

Harmony sent you a circular containing details of the proposed merger and you should by now have received Gold Fields’ defence document and the IAMGold circular. Harmony believes that a consensus is now emerging that the value destroying IAMGold transaction will not be approved by Gold Fields shareholders at the general meeting on 7 December 2004.

I am writing to you to respond formally to Gold Fields’ announcements on 3 November 2004. More importantly, I would like to set out in more detail the compelling strategic and operational logic of the proposed merger, which will lead to significant value creation for the shareholders of both companies.

At the heart of our proposal is our vision to create a highly profitable South African champion that has the potential to compete internationally and is positioned to become the leading global gold miner. I am convinced that by applying Harmony’s superior and proven efficiency in operating our mines to Gold Fields’ assets, we will build an exciting platform which will create value for all shareholders, opportunities for our employees and benefits for South Africa. From the outset the enlarged group will be the largest gold mining company in terms of production, reserves and resources. Building on this we are committed to also becoming the most efficient and valuable gold miner worldwide.

Harmony has been able to build a substantial, sustainable gold mining business out of mines that were discarded as unprofitable by its competitors, including Gold Fields. Our success is built on concentrating on basic management principles known as the “Harmony Way”, which include strong focus on cost control and a flat, decentralised management structure that empowers our most precious resource, our people. Given our proven track record in delivering cost savings, I am confident that, if the merger succeeds, we can achieve sustainable annual cost savings of at least R1 billion, or 15% of Gold Fields’ South African cost base. Savings of this magnitude will unlock value of at least R17 billion to all our shareholders in the short to medium term. As Gold Fields shareholders will hold 66% of the enlarged group, you will not only benefit from the initial premium offered, but also share in two thirds of the value created by cost savings.

Importantly, by combining and restructuring our operations, the “Harmony Way” will give us a platform for strong and sustainable long-term growth both in South Africa and internationally. Greater efficiency will unlock reserves and launch us on a virtuous circle of margin enhancement and value creation by bringing previously economically unviable reserves “in the money”. In this document you will see how we invest for the future, and how we have been able to increase our reserves cost effectively.

In summary, the proposed merger will create a company with the potential to become the world’s leading gold miner. We believe that the transaction will unlock significant shareholder value in the short-to-medium term and give you an investment with significant opportunities for strong and profitable growth in the long term.

I invite you to accept the early settlement offer (as defined in our circular dated 20 October 2004), and I am convinced that it is in your best interest to vote against the proposed IAMGold transaction at the Gold Fields general meeting that will take place on 7 December 2004.

I am excited about the prospects of the enlarged group when managed the Harmony Way, and I look forward to welcoming you as a Harmony shareholder.

Bernard Swanepoel

Chief Executive Officer

Harmony Gold Mining Company Limited

Harmony offers real value enhancement

through achievable cost savings

They say	We say

•      Ian Cockerill, Chief Executive Officer of Gold Fields, said that the statement that Harmony could cut 15% out of Gold Fields’ cost a year, was “beyond bold”, adding that he and his management team “have been scratching our heads” to see where these cuts could come from – Business Day, 20 October 2004

•      The proposed transaction would generate significant cost savings based upon Harmony’s proven capability to apply the Harmony Way to assets formerly managed by its South African peers, Gold Fields included, an approach the management team has demonstrated consistently over the years

• “The Harmony Way is good in South Africa…” – Ian Cockerill, 3 November 2004	• We agree and accept the endorsement

•	In order to justify the premium offered to Gold Fields shareholders, Harmony estimates that it only needs to achieve unit cost reductions equivalent to 15% per annum in Gold Fields’ South African cost structure, over and above Gold Fields’ previously announced efficiency initiatives (Project 100)

•	This equates to an estimated improvement in pre-tax operating profit of approximately R1 billion per annum

•	When Harmony announced the proposed merger, Gold Fields’ management were “scratching their heads” to see where these cost savings could be achieved

•	subsequently, Gold Fields’ management miraculously discovered the ability to further reduce costs beyond the Project 100 initiative announced in May 2004 and announced new cost saving initiatives taking total savings identified to R700 million – R800 million

•	it seems that Harmony’s management’s cost savings analysis is not “beyond bold”

Shareholders will reap the rewards of their assets

in the hands of the premier South African operator

Harmony offers real value enhancement

through achievable cost savings

They say	We say

•      “So we’ve had to spend a great deal of time really understanding where we were and what we had and in some ways I’m sorry it [our cost cutting initiatives] took so long…so it’s fair criticism [to ask why it has taken so long to bring significant cost savings to shareholders]” – Nick Holland, CFO of Gold Fields, 28 October 2004

• Harmony has a proven track record in its ability to extract value and this can be achieved with Gold Fields’ South African assets

•      “A desire to cut costs has always been a part of the Gold Fields strategy, but the desire to do something and the ability to deliver can often be two entirely different things.” – Ian Cockerill, 28 October 2004

•	There is one major difference between Harmony and Gold Fields – ability vs desire

•	While Gold Fields has wasted valuable time thinking about how to improve the performance of its South African operations, Harmony has a track record of delivering such performances, time and time again

•	By applying the philosophies and techniques of the Harmony Way to Gold Fields’ South African asset portfolio, as Harmony has done in the past to assets acquired from its South African peers, including Gold Fields, Harmony believes that it will extract value for all shareholders

Shareholders will reap the rewards of their assets

in the hands of the premier South African operator

What is the Harmony Way?

The ‘Harmony Way’ is a set of management practices and philosophies that essentially flattens the management structure and empowers individuals and mine management teams. Four cornerstones underpin this approach:

•	Creating value is about the business of gold mining

•	Harmony spends money on what really counts – the business of gold mining – most importantly the development and optimisation of the ore body. This scientific approach to ore body optimisation and disciplined approach to cost reduction has enabled Harmony to make money out of mines that other operators have seen only as closure candidates. Over the past 8 years, the Harmony Way has saved 45,000 jobs in South Africa

•	No frills

•	Harmony’s disciplined cost management dramatically increases the ore body that is economical to mine (by reducing economic cut-off grades) – meaning that it increases the life of mine, saves jobs and increases potential production ounces

•	Harmony’s people take pride in the fact that the company focuses on spending money in areas that are revenue generating

The right attitude can make anything possible

What is the Harmony Way?

•	Harmony believes in the ability of its people – all of its people

•	Harmony believes that it is the crews underground who make the difference. They are the key revenue generators in its business. The rest of the employees are actually “costs” – which need to be justified by adding value or delivering a cost efficient service to enable the crew at the face to perform more efficiently

•	Harmony is a lean operation

•	the structures that outsiders see are a real demonstration of this belief

•	Harmony has a small corporate head office, no mine-related or other regional offices, and operates with extremely flat management structures. By creating an enabling and empowering environment, each individual’s productivity improves and consequently the efficiencies and performance of the entire business improve

The Harmony Way is not rocket science

•	it’s a back-to-basics approach which brings business thinking (cost, value, focus and attention to detail) to the mining equation

•	a philosophy that if you create the right environment, ordinary people will do extraordinary things

•	all wrapped up in a belief that the right attitude can make ANYTHING possible

The right attitude can make anything possible

Harmony has a demonstrable track record

of achieving significant and sustainable

cost reductions

•	Harmony’s management has an eight year track record of unlocking the value of assets through 26 acquisitions (including Evander and St. Helena, acquired from Gold Fields)

•	Harmony has consistently delivered on its cost saving targets at all of its acquired operations

•	on average a 25% total cost saving

•	across all major cost categories

Actual savings achieved in previous acquisitions as a % of total costs1

			Operation
	Evander	St. Helena	Randfontein	Elandsrand	Freegold	Average
Labour cost	20%	18%	8%	8%	12%	13%
Stores	4%	8%	13%	2%	2%	7%
Electricity and Water	2%	5%	3%	2%	2%	3%
Other costs[2]	7%	(2)%	(3)%	7%	4%	2%
Contractors	1%	2%	4%	(1)%	(1)%	2%

Average achieved	33%	32%	25%	17%	19%	25%

Source: Harmony company information

[1]	Numbers may not total because of rounding

[2]	Other costs include general and administration services, such as World Gold Council, hospital, municipal, Chamber of Mines, functions/entertainment, telephone, travel fees/expenses, etc.

Shareholders will reap the rewards of their assets

in the hands of the premier South African operator

Harmony offers shareholders real operational

cost savings

•	Based upon the average total cost savings achieved at acquired operations, we believe that the R1 billion target is realistically achievable:

•	a high proportion of head office costs can be saved

•	payroll savings will be achieved primarily from managerial and supervisory levels

•	services are likely to yield significant savings, which includes the remaining general and administration costs within the Gold Fields cost structure

•	No estimate is made of the profit and cost benefits from continuous operations (CONOPS)

Projected cost savings at Gold Fields as a % of total costs

	Total cost 2004	Projected cost savings		Savings based on previous acquisitions
	(R million)	(R million)	(% of total cost)	(R million)	(% of total cost)
Head office	140	98	1.5%	112	1.7%
Total South African
operating cost	6,589[1]
Labour cost
– Payroll 1 Management		264	4%	329	5%
– Payroll 2		66	1%	198	3%
Stores		264	4%	395	6%
Electricity and Water		132	2%	198	3%
Other costs[2]		297	4.5%	329	5%
Contractors		66	1%	132	2%
Partial CONOPS	To be negotiated with stakeholders
Additional development		(150)		(150)
Total	6,729

Total savings from
operations		1,035	15.38%	1,543	22.93%

Capital optimisation		66	7.5%[3]	110	12.5%[3]

Source: Harmony analysis based on publicly available information and projected cost savings

1	Total South African operating cost, less estimated allocation of corporate administration to South African operations

2	Other costs include general and administration, services, hospital savings through Harmony Netcare JV (R48m) and World Gold Council fees (approximately US$7m)

3	Percentage calculated on R880m of capital projects based on reductions achieved on previous acquistions

Shareholders will reap the rewards of their assets

in the hands of the premier South African operator

Harmony has a demonstrable track record

of achieving significant and sustainable unit

cost reductions

•	Gold Fields has questioned the sustainability of Harmony’s cost cutting success, selectively citing certain operations. Harmony believes that Evander (formerly owned by Gold Fields) is a true reflection of Harmony’s cost reduction capability

•	In 1998 Harmony acquired Evander for R450 million from Gold Fields’, whose management had determined to close the mine. Under the Harmony Way, it has consistently produced profits and paid back its acquisition cost in 2 1/2 years. With a cumulative profit since acquisition of R1.44 billion, Harmony is proud to own and operate Evander, which still has significant economic reserves and a long, profitable life

•	Evander would now be Gold Fields’ most profitable undergound operation by operating margin

•	On average over the 5 years post-acquisition, Harmony’s cost per tonne (in June 2004 terms) at Evander was 23% lower than under Gold Fields, and remains at a lower level now than at acquisition

•	Harmony has increased development at Evander to 36km per annum, compared to 18km prior to acquisition. Development now accounts for approximately 14% of the operating cost. Excluding the increased development, Evander’s cost per tonne remains significantly lower than that under Gold Fields

•	Assuming Evander was still operated by Gold Fields in September 2004, and using the Beatrix mine underground cost escalation since June 1998, the calculated cost would have been R632 per tonne

Shareholders will reap the rewards of their assets

in the hands of the premier South African operator

The application of the Harmony Way has huge

potential for South African mines

They say	We say
• “I am quite sure they would tackle things differently to us. Whether it would improve Gold Fields or not is something that shareholders need to debate for themselves”

•      Harmony has a proven track record of turning around assets, including assets acquired from Gold Fields

•      Harmony’s working costs in both Rand per kg and Rand per tonne terms rose by only 12% in FY2004

• Ian Cockerill, Gold Fields CEO (19 October 2004)

• “[South African operations] cash costs increased by 18% in Rand terms [in the year ended June 2004]”

• Gold Fields Annual Report 2004

•	77% of Gold Fields’ underground South African gold production in the year ended June 2004 was generated from mines with an average total cash cost of approximately R646 per tonne

•	compared to 90% of Harmony’s underground gold production being generated from mines with an average total cash cost of approximately R404 per tonne

•	Harmony believes there is considerable scope for it to implement the Harmony Way in respect of these assets and generate significant improvements in average total cash cost per tonne

There is considerable scope to generate significant

improvements in Gold Fields’ South African operating costs

Harmony’s cost savings will flow into

shareholder value

•	Based upon Gold Fields’ South African operating cost for 2004 of R6.7 billion, a 15% cost reduction equates to R1 billion per annum, pre-tax

•	Assuming a conservative tax rate of 30% (the tax rate is often lower in the gold mining industry), a 15% cost reduction equates to R700 million per annum, post-tax

•	The 5% NPV of this over a 20 year period is approximately R13 billion pre-tax or approximately R9 billion post-tax

•	The market value of this is over R17 billion, based upon the South African gold majors’ average P/NPV of 1.9x

•	The market value per share of the projected cost savings attributable to Gold Fields shareholders and shareholders in the enlarged Harmony group is shown below

Harmony’s proposed merger creates

significant value

Harmony’s proposed merger will create

shareholder value

•	Harmony believes that Gold Fields’ presentation of the financial impact of the proposed merger is misleading since it does not assess any value creation from Harmony’s proposal in terms of projected cost savings

•	The cost savings generated by the proposed merger will create value for both Gold Fields and Harmony shareholders

•	based upon analysis of consensus NPV per share estimates for Gold Fields and Harmony of US$6.76 and US$7.35 respectively, as at 14 October 2004, the last practicable date prior to the announcement of Harmony’s proposed merger

•	Based upon the R9 billion post-tax 5% NPV of 15% cost savings, Gold Fields shareholders would receive a 43% NPV accretion over a 20 year period

•	This value accretion could rise to 52% based upon the R12 billion post-tax NPV of 20% cost savings over a 20 year period

NPV value analysis

Consensus NPV	US$m	Shares in issue (m)	US$/share
Harmony	2,358	321	7.35
Gold Fields	3,322	491	6.76

The enlarged group excluding cost savings	5,680	947
The enlarged group including cost savings
• NPV of 15% cost savings (R9bn)	7,162	947	7.56
• NPV of 20% cost savings (R12bn)	7,656	947	8.08

Consensus NPV per share accretion
NPV of cost savings	R9bn	R12bn
NPV per Harmony share (post-merger) (US$)	7.56	8.08
NPV per Gold Fields share (pre-merger) (US$)	6.76	6.76
NPV per Gold Fields share (1.275 x Harmony) (US$)	9.64	10.30
Accretion to Gold Fields (including premium and cost savings)	43%	52%

Source: Harmony analysis based on publicly available information

Harmony’s proposed merger creates

significant value

Harmony’s operating cost performance in

South Africa has consistently been superior

to Gold Fields’

They say	We say

•      “If you look at the cost performance at Gold Fields over the past 12 months, our cost per kilogram performance has been vastly superior to that of Harmony’s”

•      Ian Cockerill, Gold Fields CEO (19 October 2004)

•      Harmony is more cost efficient at managing its South African assets as reflected in its lower unit operating cost – Harmony looks at operating cost per tonne milled which isolates the effect of Gold Fields’ higher grade ore bodies and its tendency to high grade rather than to reduce costs

•	Gold Fields has consistently analysed its cost performance on a consolidated basis, disguising its underlying South African underground performance through the contribution of its lower cost international portfolio and surface mines

•	Furthermore, Gold Fields analyses its cost performance on a Rand per kg basis. The relative lack of efficiency of its mining operations is therefore disguised by the higher grade of its remaining South African ore bodies

•	Measuring operational performance on a cost per tonne basis removes the impact of these higher grades and high grading

•	Harmony’s underground total cash cost per tonne milled in South Africa has consistently been lower than Gold Fields’

Harmony is a more cost efficient underground

operator than Gold Fields

Harmony’s operating cost performance in South Africa has consistently been superior to Gold Fields’

•	Over the past 3 years, Gold Fields’ South African underground Rand per kg cost has risen by over 33%

•	In the last quarter, despite a 29% higher South African underground grade, Gold Fields’ Rand per kg cost was not significantly different from Harmony’s

•	Harmony is confident that its focus on addressing the working cost structure of its operations, including successful implementation of CONOPS, is delivering results and that it is on track to achieve its cost targets of R77,000 per kg by December 2004 and R75,000 per kg by June 2005

•	In contrast, despite its materially higher ore grade, Gold Fields has had difficulty showing progress towards its recently stated initial target of R70,000 per kg

•	Over the last five quarters, between 20% and 40% of Gold Fields’ South African cash operating profit has been generated from surface dump re-treatment, principally from Driefontein

•	Harmony believes that an analysis of Gold Fields’ reserve statement indicates that this level of contribution to profits is unsustainable

Harmony is a more cost efficient underground operator than Gold Fields

What has Gold Fields’ management achieved with its capital expenditure?

They say	We say

•      “Over the last year Gold Fields has spent R870 million in capex in our South African operations, and over the past five years we have spent R4.8 billion on our South African assets…we also potentially have R10 billion worth of capital development projects in the South African pipeline alone.”

•      Ian Cockerill, Gold Fields CEO (19 October 2004)

•      We acknowledge the amount of money Gold Fields has spent over the past 5 years, but question what they have been able to achieve? As a matter of fact, this expenditure has produced very limited results

•      As for the future South African projects:

“…certain projects of a less critical nature have been excluded and / or deferred”

•      Gold Fields Annual Report 2004

•	Gold Fields has spent significant levels of capital expenditure in South Africa in the past four years, but has achieved little in terms of:

•	increasing production

•	reducing operating costs

•	increasing reserves

Gold Fields’ management has little to show

for its major capital outlays

Despite high levels of capital expenditure,

Gold Fields has reduced its development

•	Over the past two years, Gold Fields has cut its total development metres by 18%, whilst Harmony increased its development by 15%

•	Over the past year, Gold Fields’ reef development has decreased by 29%

•	Gold Fields has reduced the replacement rate of developed reserves

•	Harmony has maintained or increased its reserve replacement

Gold Fields’ management has little to show for its major capital outlays

Despite high levels of capital expenditure, Gold Fields’ South African production has fallen, whilst operating costs have increased

•	Gold Fields’ high capex spend has not increased production

•	Gold Fields’ South African underground production has declined over the past 4 years

•	Gold Fields’ high capex spend has not reduced production costs (even in R/kg terms) relative to Harmony

Gold Fields’ management has little to show for its major capital outlays

Despite high levels of capital expenditure,

Gold Fields’ reserves have fallen

•	Despite the significant level of capital expenditure, the level of Gold Fields’ South African reserve base has fallen by approximately 16% since 1999

•	In contrast, Harmony has seen its level of reserves rise by approximately 148% over the same period

•	In addition, Gold Fields’ reserve grade has closely followed the prevailing gold price, whilst Harmony has continued to improve its reserve grade over time

•	Gold Fields’ under-developed ore bodies need the gold price to rise in order to sustain grades and tonnes

Shareholders will reap the rewards of their assets in the hands of the premier South African operator

How does Gold Fields’ cost structure impact

their economic reserves?

They say	We say

•      Over the past five years we have invested, in terms of capital investment, R4.8 billion, essentially in the development of new long life shafts, new metallurgical facilities, improved underground environmental conditions. We have increased the amount of ore reserve that we have developed. Five years ago we had something like anywhere between 6 to 11 months of developed ore reserves, at our major operations. Today we stand at well over 20 months of developed reserves”

•      Ian Cockerill, Gold Fields CEO (25 October 2004)

•      Gold Fields reserves are highly sensitive to the Rand gold price

•      The norm in South African gold mining is to have 24-36 months of developed ore reserves to retain mining flexibility to cater for unexpected geological and gold price changes and other events such as seismicity

•      Harmony believes that Gold Fields’ current 20 months developed reserve position is inadequate and its reserve position will be further threatened by recent development cuts

•	Gold Fields’ South African reserves are highly sensitive to changes in the Rand gold price, despite their higher grades

•	10% fall in Rand gold price equates to a 45% fall in reserves, as the Driefontein and Kloof underground projects become uneconomic

•	Harmony’s reserves (and underground projects) are less sensitive to changes in the Rand gold price

•	10% fall in Rand gold price equates to only an 11% fall in reserves

Gold Fields’ South African reserves are highly sensitive to changes in the Rand gold price

How do Harmony’s cost savings impact Gold Fields’ reserves?

•	Gold Fields’ reserves would have significant upside potential under Harmony’s management, who estimate that

•	Harmony’s 15% cost savings would have the same effect on reserves as a 15% increase in the Rand gold price to R103,500 per kg from R90,000 per kg

•	the effect of this would be to increase Gold Fields’ reserves by 36% and bring the below infrastructure projects “in the money”

Project	Breakeven Gold Price under Gold Fields’ management (R/kg)	Reserves below infrastructure (m oz)	“Potential” Reserves (m oz)
Driefontein 9#	97,382		11.1
Driefontein 5#	85,057	8.3
Kloof KEA	89,056	3.4
Kloof EBA	86,198	10.9

Total		22.6	11.1

Source: Gold Fields 2004 mineral resource and reserve statement

•	Harmony’s optimisation of capital expenditure will reduce the break-even gold price of the projects

•	Projects would be viable, thereby increasing reserves

Reduced pay limits increase Gold Fields’ reserves

under Harmony management

Gold Fields itself may be about to experience cash issues in South Africa

•	The trend of Gold Fields’ cash flow from operating activities indicates an inability to continue to fund future South African capital expenditure or working cost development at historic levels

•	even before taking into account the funding required in relation to the approximately R400 million per annum interest payable on the Mvelaphanda Resources loan

•	Harmony estimates that Gold Fields has already cut working cost development by an annualised R150 million

•	Gold Fields has already “burned” approximately R1.9 billion over the past six quarters

•	Furthermore, this money is mostly flowing offshore

•	Gold Fields shareholders have carried this investment and are being urged to “pass it on” to IAMGold at the point of realising returns and at a discount

Gold Fields’ cash flow indicates a significantly negative trend

Gold Fields is painting a misleading picture of

Harmony’s balance sheet

•	Harmony operations are no longer absorbing cash:

•	investment over the last few quarters has been maintained to reposition the mines for the strong Rand environment

•	no cut backs have been made in Harmony’s working cost development

•	the vast majority of this restructuring is now completed

•	the company’s margins in September 2004 showed significant improvement

Harmony’s working cost margin

Ounces	Working cost R /kg	September 2004
Very profitable	Below R70,000 / kg	57%
Profitable	Below R83,000 / kg	83%
Loss making	Balance	17%
	Overall cash operating profit margin	6.2%

Source: Harmony’s September 2004 results

•	The last few quarters have been affected by the strong Rand

•	Harmony has “cut its cloth” according to the Rand and gold price conditions without destroying its future

•	As CONOPS is implemented, realising the inherent cost savings potential, Harmony believes that it will enjoy significant benefits, as already demonstrated in Harmony’s strong September 2004 results

•	Harmony has R1,013 million in cash and cash equivalents as at 30 September 2004. In addition, Harmony has a total of R850 million committed bank financing in place, of which R650 million is undrawn

Harmony’s financial future is secure

The real story behind “funny accounting”

•	Harmony’s accounting policies are signed off by the same major international accounting firm as Gold Fields

•	furthermore, Harmony and Gold Fields share the same audit partner

•	Harmony’s presentation of restructuring costs as exceptional items is entirely correct under South African GAAP

•	Harmony’s presentation is completely transparent and net profits clearly show the effect of such exceptional items

•	Gold Fields has not incurred many restructuring costs:

•	Gold Fields sells the assets which need restructuring rather than making the hard decisions itself and absorbing the restructuring costs

•	Harmony’s operating costs follow the same definition as Gold Fields’ “total cash costs”, which form the basis for the calculation of R/kg cost statistics. Harmony presents these transparently on the income statement rather than Gold Fields’ practice of disclosure in the notes to accounts

•	In September 2004, Gold Fields took a R426 million write-off on its investment in the Beatrix Oryx shaft

•	this follows an earlier write-off of R1.7 billion in 2001

•	within days of publishing the audited financial year ended June 2004 Annual Report, Gold Fields “stumbled” upon 5 million new ounces of gold in this 15 year old mine where the geology is very well known (Business Report, 22 October 2004)

•	the combination of these phenomena will have a one-time significant beneficial effect on Gold Fields’ net operating profit calculation

Gold Fields sells or writes-down assets

which need restructuring

What is the true analysis of Gold Fields’ contribution to the enlarged group?

They say	We say

•      “Based on the Board of Gold Fields’ perception of relative fundamental value the proposed exchange ratio vastly overvalues Harmony’s asset contribution to any potential combination.”

Gold Fields Board of Directors (19 October 2004)

• As a matter of fact, on more appropriate metrics, Gold Fields’ shareholders are receiving a more than equitable share

•	Contrary to the analysis produced by Gold Fields, and unlike the proposed IAMGold transaction, Gold Fields’ shareholders are clearly well rewarded on a relative contribution basis

•	Harmony’s superior organic growth and upside justifies a higher current rating than Gold Fields’

•	Furthermore, Gold Fields’ shareholders will avoid the value leakage from the proposed IAMGold transaction

Harmony’s proposed merger is more than

equitable to Gold Fields’ shareholders

Where has Gold Fields’ performance been impressive?

•	Whilst Gold Fields’ South African production has fallen, its international asset portfolio has grown significantly

•	Since late 2003, the vast majority of Gold Fields’ capex has been spent on its international asset portfolio which Gold Fields proposes to sell to IAMGold

The most impressive performing Gold Fields assets are those that are being sold on the cheap to IAMGold

Where has Gold Fields’ performance been impressive?

•	Whilst Gold Fields’ South African profit contribution was high from December 2001 to March 2003, its international asset portfolio now accounts for the majority of operating profit

•	Over the past six years, Gold Fields’ South African reserve base has fallen by approximately 16% while its international reserves have grown by over 700%

The most impressive performing Gold Fields assets are those that are being sold on the cheap to IAMGold

Gold Fields proposes selling its international

assets at a significant undervaluation and its

defence is deeply flawed

They say	We say

•      “Our shareholders largely feel that the IAMGold transaction that we’re doing is the best option for them, because it releases the most value, and it has the greatest growth prospects going into the future”

Willie Jacobsz, Gold Fields Investor Relations (21 October 2004)

•      “...I think that what people don’t understand is that when you enter into a contractual obligation you’re obliged to see that through and that’s exactly the situation we’re in with IAMGold”

Ian Cockerill, Gold Fields CEO (3 November 2004)

•      Harmony believes that, if the proposed IAMGold transaction is completed, Gold Fields shareholders will be left with control of orphaned, mature, capital expenditure-intensive assets in South Africa that have been prematurely put into harvest mode. Aside from this, Gold Fields will only have a 70% share in its own international assets, will be prevented from competing internationally in its own right and is promised potential further dilution as the enlarged IAMGold uses its paper to fund acquisitions

•	Gold Fields has undervalued its international assets and proposes selling them on the cheap

•	selling assets at a substantial discount (1.1x P/NPV) to Gold Fields’ own rating (approximately 2.1x P/NPV)

•	the truth is that the assets have been valued well below the value at which they are currently in Gold Fields, even when most commentators assume that the international assets are more highly rated than Gold Fields’ average rating

•	Gold Fields’ defence of the proposed IAMGold transaction is both desperate and deeply flawed

•	unusually, the deal has been motivated by the impact on the target’s (IAMGold’s) share price

•	on Gold Fields’ own logic, they should have sold the assets even more cheaply, then IAMGold’s price would have gone up even more

•	the rise in the IAMGold share price since the announcement simply measures value leakage from Gold Fields to IAMGold shareholders

Gold Fields’ defence of the IAMGold transaction

now relies purely on contractual obligation

An analysis of the share prices reveals that Gold Fields re-rating claims are unjustified

•	The principal flaw in Gold Fields’ methodology is in relation to the significance of the movement in share prices since announcement of the proposed IAMGold transaction

Observation	Harmony’s Commentary
• In the two months following the announcement of the proposed IAMGold transaction, Gold Fields traded in line with Harmony

•      The uplift observed in the Gold Fields share price from 10 August 2004 to 9 October 2004 was due to sector issues rather than the proposed IAMGold transaction, as generally reflected in research analyst commentary

• The Gold Fields share price was not hit by the value leakage from the proposed IAMGold transaction in the two months following the announcement	• The market awaited the result of the IAMGold re-rating, the shareholder response to the transaction (likelihood of completion) and the outcome of Gold Fields putting itself into play

•      The announcement of the proposed IAMGold transaction did not impact on Gold Fields’ share price (either positively or negatively). IAMGold’s share price was a big out-performer, reflecting its status as the total winner in this proposed transaction

•      Gold Fields’ share price in the two months following the announcement of the proposed IAMGold transaction did not reflect the benefits of a North American listing. The share price only outperformed its peers in the two weeks prior to Harmony’s announcement, based on inaccurate rumours of a bid by Norilsk

Gold Fields’ defence of the IAMGold transaction

now relies primarily on contractual obligation

Transferring the international assets at

US$1.5bn was well below market –

no re-rating would justify that

•	Harmony believes that the reason for the rise in the IAMGold share price is that the market has properly assessed the value of the assets being contributed by Gold Fields, serving to underline the fact that the proposed transaction leaks enormous value to IAMGold shareholders and that Gold Fields intends to sell its own assets very cheaply

•	The greater the market uplift, the more the market is illustrating the value leakage inherent in the proposed transaction

(1)	As disclosed by Gold Fields

(2)	“See through” calculation based on the proposed 351,690,218 shares to be issued to Gold Fields as per announcement of the transaction multiplied by the C$ price of the IAMGold share on the date, net of the C$0.50 dividend attributed to IAMGold shareholders and converted to US$ using the day’s exchange rate

•	For Gold Fields shareholders to break even, Harmony calculates that the IAMGold share price needs to increase to approximately C$14.54 (cum-dividend), a premium of 108% for IAMGold

Harmony’s proposed merger creates significant value

NUM rejects the proposed IAMGold transaction

•	The National Union of Mineworkers (NUM) has made clear its position regarding the proposed IAMGold transaction:

•	“We are very clear about the IAMGold deal. We hate South African companies that want to be something else. We think the IAMGold deal neglects the South African assets and we reject it.” Gwede Mantashe, NUM General Secretary, as reported by MineWeb (20 October 2004)

•	Harmony’s proposed merger will not lead to sweeping job cuts amongst miners

•	The bulk of any retrenchments will be at a corporate, not worker level and the unions understand this

•	In the medium term, Harmony intends to negotiate with all stakeholders in relation to the implementation of CONOPS at Gold Fields’ operations in those mines that will benefit from it. Based on our experience, CONOPS has been a job creator when implemented in Harmony’s mines

•	CONOPS is a shift arrangement that allows mines to operate seven days a week in line with international best practice

•	Over the past 8 years Harmony has saved 45,000 jobs

•	In the medium to long term, and through the successful implementation of the Harmony Way, Gold Fields’ assets will have longer lives which will encourage job preservation

•	Harmony invests heavily on the development of both its people and its ore bodies

The Harmony Way preserves jobs

Gold Fields’ legal actions disenfranchise

shareholders

They say	We say

•      Q: “Criminal provisions? Do you want to put Bernard Swanepoel in jail? Has he irritated you that much?”

Willie Jacobsz: “Well, he broke the law. It’s our job as custodians of our shareholders’ rights to look at this very, very closely, to get legal advice, and where there’s been a clear breach of the law, as in this case, we have a fiduciary duty to actually act” (Moneyweb interview, 27 October 2004)

•      The purpose of these tactics is clearly to divert attention away from the fundamental issues of shareholder value and to prevent Gold Fields shareholders from benefiting from the significant value inherent in the Harmony offers. Harmony questions whether these tactics serve the interests of Gold Fields shareholders. Harmony believes that the tactic is deliberately designed to maximise confusion and to disenfranchise Gold Fields’ own shareholders

•	Since Harmony announced its proposed merger, the Gold Fields board has conducted a campaign to disenfranchise its shareholders, including:

•	withholding the register of Gold Fields’ members in an attempt to prevent Gold Fields shareholders from receiving the proposed merger document

•	threatening to interdict Harmony from posting the proposed merger document

•	challenging the SRP’s approval of the proposed merger

•	applying to the Competition Authorities to delay the early settlement offer

•	applying to the High Court to prevent Harmony from implementing the proposed merger at all

•	suing in the United States to seek to enjoin the early settlement offer from proceeding

•	Harmony believes that the board of Gold Fields has a duty to act in the best interests of its shareholders. None of these actions does this

•	Harmony believes that the effect of these actions is to deprive Gold Fields shareholders from benefiting from the significant value inherent in Harmony’s proposed merger

Why doesn’t Gold Fields’ management trust its

own shareholders to decide for themselves?

Gold Fields’ management is attempting to

disenfranchise its own shareholders

Harmony offers...

They say	We say
• “As of Monday’s close (18 October), the premium was in fact less than a tenth of Harmony’s stated 29%” • Ian Cockerill, Gold Fields CEO (19 October 2004)

•      Gold Fields’ arguments on the offer premium are inaccurate. Harmony’s proposed merger represents a premium of 29% to Gold Fields’ average 30 business day volume weighted average price on 14 October to help eliminate the distorting effect of the rise in the Gold Fields share price in the two weeks prior to announcement, based on inaccurate rumours of a bid by Norilsk

•	The 29% premium compares favourably to the Gold Fields and Harmony share prices pre-bid speculation

•	Gold Fields and Harmony traded broadly at a 1:1 exchange ratio prior to the circulation of inaccurate bid rumours in the 2 weeks prior to announcement

•	these rumours contributed to a 15% rise in Gold Fields’ share price in one week

•	it would be misleading and not conventional practice to refer to a premium based on a share price which included significant bid speculation

•	therefore, Harmony calculated the premium based on the conventional practice of quoting an average 30 business day volume weighted average price to help eliminate this distorting effect

…a full and fair, upfront premium

Harmony offers...

•	The premium offered compares favourably to premia paid in the South African market...

•	Harmony offers Gold Fields shareholders a premium greater than the average for public offers in South Africa between 2001 and 2003

•	…and in the rest of the world

•	Harmony offers Gold Fields shareholders a premium greater than that paid on unsolicited all share offers in the Rest of the World since January 2001

…a full and fair, upfront premium

Harmony offers...

•	Harmony offers Gold Fields shareholders a premium to the trading multiples of comparable gold companies

•	Harmony offers Gold Fields shareholders a premium to multiples paid on recent comparable transactions

…a full and fair, upfront premium

JPMorgan believes in the value of the Harmony

share price and Harmony’s operating

superiority

•	JPMorgan has supported Harmony in relation to a whole series of transactions for many years, most recently acting as the Lead Manager on the issue of R1.7 billion worth of equity-linked securities in May of this year while Harmony was trading at over R95 per share

•	conversion of bond was priced at R131.00 per share

•	JPMorgan has also sold Harmony shares to the public at R136.00 and R88.50 in the past 18 months

•	Representatives from JPMorgan approached Bernard Swanepoel on several occasions prior to the launch of Harmony’s proposed merger to suggest that Harmony should acquire Gold Fields’ South African assets

•	It was the representatives of JPMorgan’s belief that Harmony’s superior operating efficiencies could extract significant synergy benefits from the acquisition of Gold Fields’ South African assets

•	On the day prior to the launch, Bernard Swanepoel received a text message from a senior JPMorgan banker on the relationship team unambiguously endorsing Harmony’s status as the best manager of assets

“My thoughts [are] with you…You are best manager

of assets” senior JPMorgan banker, 17 October 2004

Key features of Harmony’s proposed merger

•	Share for share offers for 100% of Gold Fields

•	1.275 new Harmony shares for every Gold Fields share

•	valued Gold Fields at R52.9billion (US$8.1billion) based on closing price of R84.41 per Harmony share on 14 October 2004

•	premium of 29% to Gold Fields’ average 30 business day volume weighted average price to 14 October 2004

•	implied P/NPV multiple of Gold Fields of 2.4x on 14 October 2004

•	Gold Fields’ largest shareholder, Norilsk, has irrevocably committed to accept Harmony’s proposed merger in respect of its entire holding of 20.03% of Gold Fields

•	Early settlement offer – up to a maximum of 34.9% of Gold Fields shares to be settled firm within approximately 5 weeks, subject to conditions precedent, allowing shareholders to realise in a short time period the premium inherent in the proposed merger ratio

•	A condition to the subsequent offer is the rejection by Gold Fields shareholders of the proposed IAMGold transaction

•	Harmony’s management has a successful track record in creating value. The proposed merger with Gold Fields represents the logical next step in Harmony’s successful strategy

…compelling value for all stakeholders

What Gold Fields shareholders should

remember

•	Gold Fields shareholders have a choice...

•	Harmony’s proposed merger CREATES value è ACCEPT

•	proposed IAMGold transaction DESTROYS value è REJECT

•	Gold Fields’ management’s legal actions seek to deprive you of that choice

•	Harmony’s proposed merger offers Gold Fields shareholders:

•	immediate and full premium

•	early settlement option

•	R1 billion of sustainable cost savings per annum

•	management team with a track record of delivery (not promises)

•	the opportunity to transform their investment in Gold Fields into a stake in the biggest and most exciting gold company in the world

•	Gold Fields’ management’s alternative is:

•	value destructive IAMGold transaction

•	loss of full control over international assets

•	orphaned and mature SA assets in “harvest” mode

•	management who have yet to deliver on promises

Gold Fields’ management must be reminded

that shareholders own this company and

can be trusted to decide for themselves

Harmony Way is superior

Accept the proposed merger with Harmony

Appendix I

ADDITIONAL INFORMATION

(i)	Directors of Harmony

Executive

Z B Swanepoel

F Dippenaar

T S A Grobicki

W M Gule

N V Qangule

Non executive

P T Motsepe

F Abbott

V N Fakude

Dr D S Lushaba

R P Menell

M Motloba

Dr M Z Nkosi

M F Pleming

C M L Savage

Lord Renwick of Clifton KCMG resigned as a director on 18 October 2004

(ii)	Directors responsibility statement

The directors of Harmony, whose names are set out in paragraph (i) accept, individually and collectively, full responsibility for the accuracy of the information contained in this document, save that the only responsibility accepted by them in respect of the information in this document relating to Gold Fields (which has been compiled from publicly available sources) is to ensure that such information has been correctly and fairly reproduced and presented, and certify that, to the best of their knowledge and belief, no other facts have been omitted that would make any statement in this document false or misleading and have made all reasonable enquiries to ascertain such facts.

(iii)	Material changes

Save as disclosed in this document, the directors of Harmony are not aware of any material change in the information contained in the offer document. In particular, extending the “disclosure period” to 5 November 2004 (the last practicable date prior to the posting of this document), there has been no change to the information set out in the offer document including:

•	the holdings of relevant securities and dealings;

•	directors emoluments;

•	special arrangements;

•	ultimate owner of securities acquired under the offers;

•	changes to directors service contracts; and

•	arrangements, undertakings and agreements in relation to the offers.

(iv)	Procedure for acceptance of the offers

The procedures for acceptance of the offers are set out on pages 65 to 69 of the offer document and the form of acceptance, and in the related exchange offer materials accompanying the registration statement on Form F-4.

(v)	Documents available for inspection

Copies of this document together with the offer document and the documents outlined in paragraph 24 (Documents available for inspection) of the offer document are available for inspection at the registered office of Harmony and at Investec Bank Limited, 2nd Floor, 100 Grayston Drive, Sandown, Sandton 2196 during normal business hours on business days from 20 October 2004 up to and including the closing date.

In the United States, copies of this document and other relevant documents filed or to be filed with the SEC are available at the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2004

Harmony Gold Mining Company Limited

By:	/s/ NOMFUNDO QANGULE
Name:	Nomfundo Qangule
Title:	Chief Financial Officer